Amber Group, Inc.
                        2360 Corporate Circle, Suite 400
                              Henderson, NV 89074

November 4, 2015

Mr.  Austin Mitchell
Staff Attorney
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Amber Group, Inc.
    Amendment No. 5 to Registration Statement on Form S-1
    Filed October 22, 2015
    File No. 333-199478

Dear Mr. Mitchell:

This letter shall serve as the request of Amber Group, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Thursday, November 5, 2015, 1:00 PM EST, or the soonest practicable date thereafter. We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Vadims Furss
-----------------------------------------
Vadims Furss
President and Principal Executive Officer